Confidential Treatment Requested by Bloomin’ Brands, Inc.

Under 17 C.F.R. §§ 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND

FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN

REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE

FOLLOWING PLACEHOLDER “[***]”

July 17, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Loan Lauren P. Nguyen, Special Counsel

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bloomin’ Brands, Inc.
Registration Statement on Form S-1
File No. 333-180615

Dear Ms. Nguyen:

On behalf of Bloomin’ Brands, Inc. (the “Company”), we supplementally submit this letter related to the Staff’s review of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”).

The purpose of this letter is to notify the Staff of the proposed price range and share number information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement. Based on currently available information and market conditions, the initial offering price to the public of the Company’s shares of common stock (the “Shares”) is expected to be between $[***] and $[***] per Share. It is expected that [***] Shares will be offered to the public, of which [***] Shares will be offered by the Company and [***] Shares will be offered by selling stockholders. The

July 17, 2012

underwriters are expected to have an over-allotment option to purchase up to an additional [***] Shares from certain selling stockholders.

The Company expects to file Amendment No. 4 to its Registration Statement tomorrow, July 18, 2012, to respond to the Staff’s outstanding comment, file certain exhibits and make additional revisions to its disclosure. The Company expects to file Amendment No. 5 to its Registration Statement on or about July 24, 2012 to respond to any remaining comments from the Staff and to reflect the estimated price range and share amounts before printing preliminary prospectuses and beginning the road show. The Company and the underwriters are currently preparing to begin the road show for the offering on or about July 26, 2012. To the extent feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose.

If you have any questions regarding the foregoing, please contact the undersigned at (216) 861-7398.

Very truly yours,

/s/ John M. Gherlein

cc:	Elizabeth A. Smith, Bloomin’ Brands, Inc.
Joseph J. Kadow, Bloomin’ Brands, Inc.

Confidential Treatment Requested by Bloomin’ Brands, Inc.

Under 17 C.F.R. §§ 200.83